EXHIBIT 99.1

B Communications Ltd. completed a Private Placement of NIS 148 Million Par Value of its Series B Debentures to Israeli Institutional Investors.

Ramat-Gan, Israel, March 31, 2016 - B Communications Ltd. (NASDAQ and TASE: BCOM), today completed the private placement of NIS 148 million par value of its Series B Debentures to Israeli institutional investors for an aggregate consideration of approximately NIS 162 million (approximately US $42 million), as was initially reported on March 23, 2016.

The Company received the approval of Midroog Ltd., an Israeli rating company affiliated with Moody’s, that the issuances will not cause a reduction in the Series B Debentures’ Aa3.il rating; and also received the Tel Aviv Stock Exchange approval for the listing of the additional debentures for trade.

The private placement was carried out as an increase to the outstanding Series B Debentures of B Communications, which were first issued in September 2010 and have identical terms. The net proceeds of the private placement will increase the Company's unrestricted cash. The transaction was conducted as a private placement to "classified"/"institutional" investors (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law).

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620